LION LAND BERHAD (415-D)

A Member of The Lion Group

27 November 2002

02060948

02 DEC -9 AM 8:45

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the Financial Results Announcement dated 25 November 2002, Re: Quarterly Report for the financial period ended 30 September 2002 for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to LLB on **25-11-2002 05:16:50 PM**
Submitted by LLB on **25-11-2002 05:24:54 PM**
Reference No **LL-021125-2F8E5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION LAND BERHAD**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30-09-2002
* Quarter : ◉ 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30-06-2003
* The figures : ○ have been audited ◉ have not been audited

Please attach the full Quarterly Report here:

Llb.xls

Remarks:

LION LAND BERHAD (415-D)

Secretary

25 NOV 2002

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30-09-2002	**30-09-2001**	**30-09-2002**	**30-09-2001**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	**392,342**	**296,299**	**392,342**	**296,299**

3	Profit/(loss) after tax and minority interest	-10,630	-20,259	-10,630	-20,259
4	Net profit/(loss) for the period	-10,630	-20,259	-10,630	-20,259
5	Basic earnings/(loss) per share (sen)	-1.79	-3.41	-1.79	-3.41
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	0.7500		0.7600	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2002	30-09-2001	30-09-2002	30-09-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	27,078	19,283	27,078	19,283
2	Gross interest income	1,853	26,052	1,853	26,052
3	Gross interest expense	37,680	39,507	37,680	39,507

Note: The above information is for the Exchange internal use only.

LION LAND BERHAD (415-D)

Secretary

25 NOV 2002

LION LAND BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the First Quarter Ended 30 September 2002

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
Revenue		392,342	296,299	392,342	296,299
Operating expenses		(365,264)	(277,016)	(365,264)	(277,016)
Other operating income		-	-	-	-
Profit from operations		27,078	19,283	27,078	19,283
Finance costs		(37,680)	(39,507)	(37,680)	(39,507)
Share in results of associated companies		(888)	(2,202)	(888)	(2,202)
Income from other investments		1,853	26,052	1,853	26,052
Allowance for doubtful receivables		-	(23,000)	-	(23,000)
Loss before taxation		(9,637)	(19,374)	(9,637)	(19,374)
Taxation	17	(1,447)	(1,705)	(1,447)	(1,705)
Loss after taxation		(11,084)	(21,079)	(11,084)	(21,079)
Minority interests		454	820	454	820
Net loss for the period		(10,630)	(20,259)	(10,630)	(20,259)
Loss per share (sen):	25				
- Basic		(1.79)	(3.41)	(1.79)	(3.41)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		1,375,228	1,262,264
Investment property		189,000	189,000
Property development projects		151,169	153,162
Investment in associated companies		59,439	60,327
Long term investments		81,873	81,981
Intangible assets		187,900	190,831
Current assets			
- Inventories		339,974	304,501
- Property development projects		19,425	17,758
- Amount due by contract customers		3,887	3,764
- Trade receivables		228,550	259,393
- Other receivables, deposits and prepayments		228,837	245,730
- Amount owing by related companies		1,179,238	1,285,053
- Deposits, cash and bank balances		151,487	111,009
		2,151,398	2,227,208
Current liabilities			
- Trade payables		228,397	231,583
- Other payables		1,091,148	1,057,922
- Amount due to contract customers		1,142	1,037
- Amount owing to related companies		140,853	142,855
- Short term borrowings	21	1,974,744	1,959,327
- Tax liabilities		43,393	44,617
		3,479,677	3,437,341
Net current assets / (liabilities)		(1,328,279)	(1,210,133)
		716,330	727,432
Share capital		593,380	593,380
Reserves		39,955	50,263
Shareholders' funds		633,335	643,643
Minority interests		25,166	25,399
Long term borrowings	21	43,230	43,230
Deferred tax liabilities		11,313	11,327
Deferred payables		3,286	3,833
		716,330	727,432
Net tangible assets per share (RM)		0.75	0.76

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002		593,380	515,190	121,699	(586,626)	643,643
Currency translation differences		-	-	322	-	322
Net loss for the financial period		-	-	-	(10,630)	(10,630)
Balance at 30 September 2002		593,380	515,190	122,021	(597,256)	633,335

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting*.

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CURRENT YEAR-TO-DATE 30/9/2002 RM'000
OPERATING ACTIVITIES		
Net loss before tax		(9,637)
Adjustments for:		
Non-cash items		16,380
Non-operating items		36,692
Operating profit before changes in working capital		43,435
Changes in working capital:		
Net changes in current assets		10,458
Net changes in current liabilities		(14,595)
Others (mainly tax paid)		(2,679)
		36,619
INVESTING ACTIVITIES		
Equity investments		-
Others (mainly purchase of property, plant and equipment)		(6,721)
		(6,721)
FINANCING ACTIVITIES		
Issue of shares		-
Dividend paid to shareholders		-
Bank borrowings		19,289
Others (mainly interest paid)		(5,229)
		14,060
Net changes in cash & cash equivalents		43,958
Effects of exchange rate changes		-
Cash & cash equivalents at beginning of year		(48,936)
Cash & cash equivalents at end of period		(4,978)

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effects.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resales and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There were no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date are as follows:

	Steel RM'000	Property RM'000	Construction RM'000	Others RM'000	Group RM'000
Total sales	372,244	9,697	2,243	9,055	393,239
Inter-segment sales	-	(897)	-	-	(897)
External sales	372,244	8,800	2,243	9,055	392,342
Segment result	27,710	2,855	(392)	(2,350)	27,823
Finance costs					(37,680)
Unallocated income (net of cost)					1,108
Share in results of associated companies					(888)
Loss before taxation					(9,637)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the completion of the acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd, a subsidiary of the Company, on 10 September 2002.

The effect of the above acquisition on the financial results of the Group during the financial year has not been disclosed separately as it is not material to the Group.

12. Changes in contingent liabilities or contingent assets

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company remain at RM 191 million.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed also remain at RM 10.6 million.

13. Review of performance

As compared to the preceding year corresponding period, the Group recorded a substantial improvement in its revenue, contributed mainly by its steel operations. However, due to the initial losses incurred by the Group's new steel mill in Banting, the increase in profit was not in tandem with the improvement in revenue.

14. Comparison with the preceding quarter's results

A lower performance was reported by the Group's Steel Division for the current quarter as compared to the immediate preceding quarter ended 30 June 2002. This was mainly due to the slowdown in the construction sector resulting from the shortage of foreign labour and the initial losses incurred by our new steel mill plant.

15. Prospects

The slowdown in the construction industry is expected to impact on the performance of the Group's Steel Division. In view of the foregoing, the Directors expect the contribution from the Steel Division to be lower in the next quarter.

16. Profit forecast / profit guaranteed

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
In respect of current period:				
- income tax	1,446	1,705	1,446	1,705
- deferred tax	(14)	-	(14)	-
	1,432	1,705	1,432	1,705
In respect of prior years:				
- income tax	15	-	15	-
	1,447	1,705	1,447	1,705

Taxation is provided for the Group for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	4,910
At book value	2,910
At market value	2,542

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1.	16.02.2001, 10.07.2001, 14.05.2002 and 10.09.2002	Proposed acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB") from Johor Corporation ("JCorp"). ("Proposed Acquisition") In satisfying the consideration for the Proposed Acquisition, AMSB shall procure Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company, to: i) pay cash of RM 17.25 million to JCorp; and ii) undertake the following transactions : a. Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by Amsteel to JCorp. b. Proposed settlement of intercompany indebtedness between AMSB and Amsteel.	Approvals obtained from : a. Ministry of International Trade and Industry ("MITI") on 13.06.2001 and 09.09.2001 for the Proposed Acquisition; b. Ministry of Finance ("MOF") on 13.06.2001 for the Proposed Acquisition; c. Foreign Investment Committee ("FIC") on 15.06.2001 and 27.06.2001 for the proposed disposals; d. Securities Commission ("SC") on 08.05.2002 and 10.05.2002; and e. Shareholders of LLB and Amsteel on 28.03.2002 and 23.04.2002 respectively. The Proposed Acquisition was completed on 10.09.2002.
2.	10.08.2000	Proposed disposal of a piece of industrial land with buildings erected thereon to Likom Caseworks Sdn Bhd for a sale consideration of RM 93.15 million.	Approval of the relevant lenders of the Company has been obtained. Pending approvals of : a. Shareholders of the Company; b. Singapore Exchange Securities Trading Limited; c. Kuala Lumpur Stock Exchange ("KLSE"); and d. Any other relevant authorities.
2.1	11.07.2001	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM 0.01 each currently held by the Company from 29.06.2001 until the earlier of the following dates : a. within 21 days from the listing of Likom Electronic Pte Ltd on the Singapore Exchange Securities Trading Limited; and b. on 28.12.2002.	Pending approvals of : a. Shareholders of LLB; and b. Any other relevant authorities.
3.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001, 08.10.2001, 26.03.2002, 09.05.2002, 12.07.2002, 19.07.2002, 16.09.2002, 18.09.2002 and 10.10.2002	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business. ("Proposed GWRS"). The Proposed GWRS involves inter-alia the following corporate proposals :	Approvals obtained from : a. MITI on 23.04.2002 (for LCB and AMB only; not applicable to LLB); b. FIC on 30.04.2002; c. Bank Negara Malaysia on 03.05.2002; d. Securities Commission on 09.07.2002 and 01.10.2002; and e. Scheme Creditors on 16.09.2002 and 18.09.2002.

20. Status of corporate proposals (Cont'd)

No	Date of Announcement	Subject	Status
3.1		Proposed reduction of RM 0.25 in each of the existing issued and paid-up capital of RM 1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM 0.75 each into 3 ordinary shares of RM 1.00 each.	Pending approvals of : a. KLSE; b. Shareholders of the Company and all the other participating companies concerned; and c. Any other relevant authorities.
3.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") from Amsteel Group for a consideration of RM 201.50 million.	
3.3		Proposed acquisition of 83.70% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel").	
3.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM 122.05 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	
3.5		Proposed issue of LLB Bonds and LLB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	
3.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM 35.66 million.	

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	74,767	-	74,767
Unsecured	1,899,977	43,230	1,943,207
	1,974,744	43,230	2,017,974

	Foreign Currency '000	RM'000
The Group's borrowings are denominated in the following currencies :		
- Ringgit Malaysia	-	1,100,343
- US Dollar	239,184	908,899
- Chinese Renminbi	19,020	8,732
		2,017,974

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2002.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests by the number of ordinary shares in issue of 593.38 million.

Fully diluted

The fully diluted loss per share is not disclosed in view of the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme which have no dilutive effect as the exercise price is above the average market value of the Company's shares.